Commission File No. 333-162598

Filed by: Vanguard Bond Index Funds

Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company:
Vanguard Institutional Total Bond Market Index Fund,
a series of Vanguard Institutional Index Funds

Subject line: Vanguard proxy ballot mailed today

Dear #Preferred First Name#,

As part of the proxy that is under way for the Vanguard Institutional Total Bond Market Index Fund (the “Fund”), we have mailed a ballot to you. I appreciate your help in getting the ballot to the member of your organization who is authorized to vote.

We ask that your organization cast its ballot before Friday, January 29, 2010. By voting before the shareholder meeting on February 3, 2010, your organization can help ensure that the Fund achieves a quorum and avoids the considerable expense of additional proxy mailings and other solicitation. You’ll also make sure that your organization’s voice is heard concerning the reorganization of the Fund into Vanguard Total Bond Market Index Fund.

If your organization wishes to vote online, log on to www.proxy-direct.com/vanguard and follow the on-screen directions. If your organization wishes to vote by mail, please use the ballot and postage-paid envelope that was previously mailed; or by telephone, please call 1-866-241-6192. You may also attend the shareholder meeting to vote in person. Please call us directly if you require assistance.

We encourage you to read the combined proxy statement/prospectus (previously sent to you) relating to the reorganization of the Fund because it contains important information. The proxy statement/prospectus is also available on the SEC’s website (www.sec.gov).

Thank you again for your assistance.

Sincerely,

#RM_Name#
#RM_Title#
#RM_Phone#
#RM_Email#

Vanguard Institutional Total Bond Market Index Fund

IMPORTANT NOTICE
FOR SHAREHOLDERS

MEETING SCHEDULED FOR
February 3, 2010

PLEASE VOTE TODAY!

Dear Shareholder:	For your convenience, please utilize any of
the following methods to submit your vote:
Recently we distributed proxy materials regarding
the Special Meeting of Shareholders of Vanguard
Institutional Total Bond Market Index Fund.	1.	By Internet
Follow the instructions on your voting
Our records indicate that we have not received	instruction form.
voting instructions for your account(s). We urge
you to act promptly in order to allow us to obtain	2.	By Touchtone Phone
sufficient votes and avoid the cost of additional	Follow the instructions on your voting
solicitation.	instruction form.

In order for your vote to be represented, we must	3.	By Mail
receive your instructions prior to your Fund’s	Simply return your executed voting
meeting date.	instruction form in the envelope provided.

We encourage you to read the combined proxy	If you have any questions or need
statement/prospectus relating to the	assistance in voting your shares, please
reorganization because it contains important	do not hesitate to call Vanguard at 1-800-
information. The proxy statement/prospectus is	662-7447.
also available on the SEC's website
(www.sec.gov).

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN.

WE NEED YOUR HELP. PLEASE VOTE TODAY.

Vanguard Institutional Total Bond Market Index Fund

IMPORTANT NOTICE
FOR SHAREHOLDERS

MEETING SCHEDULED FOR
February 3, 2010

PLEASE VOTE TODAY!

Dear Shareholder:	For your convenience, please utilize any of
	the following methods to submit your vote:
Recently we distributed proxy materials regarding
the Special Meeting of Shareholders of Vanguard
Institutional Total Bond Market Index Fund.	1.	By Internet
	Follow the instructions on your voting
Our records indicate that we have not received	instruction form.
voting instructions for your account(s). We urge
you to act promptly in order to allow us to obtain	2.	By Touchtone Phone
sufficient votes and avoid the cost of additional	Follow the instructions on your voting
solicitation.	instruction form.

In order for your vote to be represented, we must	3.	By Mail
receive your instructions prior to your Fund’s	Simply return your executed voting
meeting date.	instruction form in the envelope provided.

We encourage you to read the combined proxy
statement/prospectus relating to the
reorganization because it contains important
information. The proxy statement/prospectus is
also available on the SEC's website
(www.sec.gov).

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN.

WE NEED YOUR HELP. PLEASE VOTE TODAY.

Vanguard Institutional Total Bond Market Index Fund

IMPORTANT NOTICE
FOR SHAREHOLDERS

MEETING SCHEDULED FOR
February 3, 2010

PLEASE VOTE TODAY!
For your convenience, please utilize any of
Dear Shareholder:	the following methods to submit your vote:

Recently we distributed proxy materials regarding
the Special Meeting of Shareholders of Vanguard	1.	By Internet
Institutional Total Bond Market Index Fund.	Visit www.proxy-direct.com/vanguard and
follow the simple on-screen instructions.
Our records indicate that we have not received
voting instructions for your account(s). We urge	2.	By Touchtone Phone
you to act promptly in order to allow us to obtain	Call toll free 1-866-241-6192 and follow
sufficient votes and avoid the cost of additional	the recorded instructions.
solicitation.
	3.	By Mail
In order for your vote to be represented, we must	Simply return your executed proxy card in
receive your instructions prior to your Fund’s	the envelope provided.
meeting date.
If you have any questions or need
We encourage you to read the combined proxy	assistance in voting your shares, please
statement/prospectus relating to the	do not hesitate to call Vanguard at 1-800-
reorganization because it contains important	662-7447.
information. The proxy statement/prospectus is
also available on the SEC's website
(www.sec.gov).

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN.

WE NEED YOUR HELP. PLEASE VOTE TODAY.